

Mail Stop 6010

February 26, 2009

Via Facsimile and U.S. Mail

Mr. Stryker Warren, Jr.
Chief Executive Officer
Urologix, Inc.
14405 21st Avenue North
Minneapolis, MN 55447

>   **RE: Urologix, Inc.**
>   **Form 10-K for fiscal year ended June 30, 2008**
>   **Filed September 29, 2008**
>   **File No. 0-28414**

Dear Mr. Warren:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

– Valuation of Identifiable Intangible Assets and Goodwill, page 25

1.   We note your disclosures here are the same as the disclosures regarding goodwill and intangible assets in Note 2 to your financial statements. Please note that your discussion of critical accounting policies and estimates should supplement, not duplicate, the discussion included in Note 2 to your financial statements. Please revise future filings to expand your discussion of this critical accounting estimate to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in determining the amount of any goodwill and intangible impairments. Specifically, address why the estimates bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future. Refer to SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 33

Management's Report on Internal Control over Financial Reporting, page 34

2.   We note your statement that "management believes that the Company maintained effective internal control over financial reporting as of June 30, 2008". It does not appear that you have reached a conclusion that these internal controls are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

Note 8 – Goodwill Impairment and Reversal of Related Deferred Tax Liability, page 51

3.   We note that as of June 30, 2007 you recorded asset impairment charges of $6 million in connection with implementation of an end-of-life plan for your Prostatron control units and Prostaprobe catheters along with a reduction in the remaining estimated useful life of the developed technologies and trademarks (as disclosed in Note 4). Further, as disclosed herein, you conducted your annual test of goodwill for impairment in May 2007 and then updated for the fiscal year ended June 30, 2007 and found no impairment. Please tell us how you concluded that goodwill of $10.2 million was not impaired until as of December 31, 2007 rather than sooner – i.e., as of June 30, 2007. We note that during fiscal 2007, along with asset impairment charges, stock prices were declining and negative operating results were reported.

<u>Exhibits 31.1 and 31.2</u>

4.   We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your June 30, 2008 Form 10-K to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K. You may file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant